Brookfield Renewable Energy Partners L.P.

Q2 2014 INTERIM REPORT

TABLE OF CONTENTS

Letter To Shareholders	1
Generation and Financial Review for The Three Months Ended June 30, 2014	10
Generation and Financial Review for The Six Months Ended June 30, 2014	16
Unaudited Interim Consolidated Financial Statements	39

our operations

We operate our facilities through regional operating centers in the United States, Canada, Brazil and Europe which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 204 hydroelectric generating stations, 28 wind facilities, and two natural gas-fired plants. Overall, the assets we own or manage have 6,428 MW of generating capacity and annual generation of 23,284 GWh based on long-term averages. The table below outlines our portfolio as at June 30, 2014:

	River	Generating	Generating	Capacity(1)	LTA(1)(2)(3)	Storage
	Systems	Facilities	Units	(MW)	(GWh)	(GWh)
Hydroelectric generation(4)
United States	30	136	421	2,912	10,707	3,582
Canada	19	33	73	1,361	5,184	1,261
Brazil	23	35	75	670	3,614	N/A
	72	204	569	4,943	19,505	4,843
Wind energy
United States	-	8	724	538	1,394	-
Canada	-	3	220	406	1,197	-
Europe(5)	-	17	171	326	839	-
	-	28	1,115	1,270	3,430	-
Other	-	2	6	215	349	-
	72	234	1,690	6,428	23,284	4,843

(1)            Includes our share of capacity and long-term average generation in respect of those equity-accounted investments which we do not manage.

(2)            Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

(4)            Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(5)            We completed the acquisition of a wind portfolio in Ireland on June 30, 2014.

The following table presents the annualized long-term average generation of our operating portfolio on a quarterly basis as at June 30, 2014:

GENERATION (GWh)(1)(2)(3)	Q1	Q2	Q3	Q4	Total
Hydroelectric generation(4)
United States	2,944	3,035	2,111	2,617	10,707
Canada	1,241	1,492	1,233	1,218	5,184
Brazil	929	898	887	900	3,614
	5,114	5,425	4,231	4,735	19,505
Wind energy
United States	311	468	341	274	1,394
Canada	324	292	238	343	1,197
Europe(5)	251	180	160	248	839
	886	940	739	865	3,430
Other	219	79	46	5	349
Total	6,219	6,444	5,016	5,605	23,284

(1)            Includes our share of capacity and long-term average generation in respect of those equity-accounted investments which we do not manage.

(2)            Long-term average is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

(4)            Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(5)            We completed the acquisition of a wind portfolio in Ireland on June 30, 2014.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications or Canadian regulators - see “Cautionary Statement Regarding Forward-Looking Statements”. We make use of non-IFRS measures in this Interim Report  - see “Cautionary Statement Regarding Use Of Non-IFRS Measures”. This Interim Report, our Form 20-F  and additional information filed with the SEC and with securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to SHAREHOLDERS

Our strong performance continued into the second quarter with adjusted EBITDA of $360 million and funds from operations of $198 million. Both new and existing assets across our portfolio contributed to this result, and we are pleased with the state of the current business and our significant prospects for accretive growth.

We continue to benefit from a robust, stable business with predominantly contracted cash flows, and an ability to capture organic upside through higher prices, which we will seek to lock in through long-term contracts over time.  As we have highlighted before, in the last 36 months we have acquired more than 2 million megawatt-hours of annual generation in the United States (about 10% of our total yearly generation) underwritten at historically low power prices. This uncontracted hydro position provides us with an option on rising electricity prices resulting from long-term changes in supply from the retirement of coal facilities as well as from improving economic fundamentals.

During the quarter, with our institutional partners we completed the acquisition of a 326 MW wind portfolio in Ireland comprising 17 operating wind farms, a predictable cash flow profile with longer term upside, and a significant pipeline of development projects to fuel future growth. This milestone investment represents our first acquisition in Europe and provides us with a strong foundation to build a scalable renewable energy business on this continent.

With our institutional partners, we also announced the acquisition of the remaining 67% interest in the flagship 417 MW Safe Harbor hydroelectric generating station, one of the largest such facilities in the United States. This follows our acquisition of an initial 33% interest completed just last quarter, and demonstrates our ability to source transactions and work with counterparties on an exclusive and timely basis.

In June 2014, we completed a bought-deal equity offering of 10.25 million limited partnership units which raised gross proceeds of C$325 million, contributing to a strong liquidity position of $1.2 billion at quarter end. This was our first treasury offering of units since the partnership was launched in 2011, during which time we have seen considerable increases in our asset base and financial results.

YieldCos: an emerging asset class

The renewable energy sector continues to expand and evolve, bringing with it new opportunities. One of the more notable recent industry developments has been the emergence of a new class of power companies (both renewable and non-renewable) collectively referred to as “yieldcos”. Like Brookfield Renewable, these companies own and operate diversified portfolios of assets backed predominantly by long-term contracted cash flows, and pay out a sizable portion of their cash flows to shareholders as dividends. These entities have shown strong appeal to income-oriented investors, particularly in the current low interest rate environment, and as a result they have traded at very strong multiples.

Though in its early stages, we see this development as favourable as it will highlight our asset class to investors, although we remain cautious should these entities push valuations of potential acquisitions to less attractive levels. On balance, we see this as positive as we believe private sector entities such as these will bring capital to bear in an environment where government and state sponsors are broadly challenged in doing so on their own balance sheets due to fiscal pressures. As a result, companies like Brookfield Renewable have an increasingly important role to play in the development of the next generation of clean and sustainable energy sources.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

However, companies will still be evaluated and differentiated in the marketplace based on the quality of their respective portfolios, strategies, growth prospects and overall investment characteristics. We believe that in this environment, Brookfield Renewable is extremely well positioned by virtue of its key attributes, including:

•         A  unique focus and expertise in hydroelectricity with the scale that confers a strong competitive advantage;

•         Significant cash flow upside tied to rising prices and an improving economy, while maintaining a predominantly contracted portfolio;

•         A  global mandate and breadth of operations across 13 power markets in 5 countries;

•         A  15 year public track record of paying and growing our distributions on a per-unit basis;

•         An  operating platform of 1,300 committed and talented employees who drive value in the business on a daily basis;

•         A proprietary 2,000 MW development pipeline with the proven expertise to build and operate high-value projects at premium returns; and

•         Financial strength and liquidity to fund growth and capital initiatives.

As the industry expands, we also expect to see growing investor awareness of the key business drivers and long-term value potential of these investment opportunities. We expect that this, in turn, will enhance our profile and unlock significant upside potential in our units. Moreover, it should contribute to greater transaction opportunities and access to capital, all of which further support valuation and growth prospects.  For these reasons, we remain excited about the future and our ability to build on our track record of value creation.

Thank you for your continued support.

  Sincerely,

Richard Legault

President and Chief Executive Officer

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

Our Competitive Strengths

Brookfield Renewable is one of the largest publicly-traded, pure-play renewable power businesses in the world. As the owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources, our track record is strong.

Our assets generate high quality, stable cash flows derived from a highly contracted portfolio. Our business model is simple: utilize our global reach to identify and acquire high quality renewable power assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our shareholders.

One of the largest, listed pure-play renewable platforms. We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with approximately $19 billion in power assets, 6,428 MW of installed capacity, and long-term average generation from operating assets of 23,284 GWh annually. Our portfolio includes 204 hydroelectric generating stations on 72 river systems and 28 wind facilities, diversified across 13 power markets in the United States, Canada, Brazil and Europe.

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Generation by Technology	Generation by Market

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest cost and most environmentally preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 30% of their annual generation. Our assets in Brazil benefit from a framework that exists in the country to levelize generation risk across hydroelectric producers. This ability to store water in North America and benefit from levelized generation in Brazil, provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

Well positioned for global growth mandate. We have strong organic growth potential with an approximate 2,000 MW development pipeline spread across all of our operating jurisdictions, combined with the ability to capture operating efficiencies and the value of rising power prices for the market-based portion of our portfolio. Our organic growth is complemented by our strong acquisition ability. Over the last ten years we have acquired or commissioned approximately 160 hydroelectric assets totaling

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

approximately 3,200 MW and 28 wind generating assets totaling approximately 1,270 MW. For the six months ended June 30, 2014, we acquired or commissioned hydroelectric assets and wind generating assets that have an installed capacity of 268 MW and 326 MW, respectively. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our strong liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a distribution payout ratio in the range of approximately 60% to 70% of funds from operations and pursue a long-term distribution growth rate target in the range of 3% to 5% annually.

Stable, high quality cash flows with attractive long-term value for limited partnership unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind power assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 92% of our remaining 2014 generation output is sold pursuant to power purchase agreements, to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements for our assets have a weighted-average remaining duration of 18 years, providing long-term cash flow stability.

Strong financial profile. With approximately $19 billion of power assets and a conservative leverage profile, our consolidated debt-to-capitalization is approximately 40%. Our liquidity position remains strong with approximately $1.2 billion of cash and unutilized portion of committed bank lines. Approximately 76% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately 7 and 12 years, respectively.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

Management’s Discussion and Analysis

For the three and six months ended June 30, 2014

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2014

Operating Results

We recorded adjusted EBITDA of $360 million and funds from operations of $198 million.

•        Performance of the U.S. and Canadian hydroelectric portfolio was driven by growth, effective generation and resource management combined with high availability of our facilities. In addition, the uncontracted component of the U.S. portfolio enabled us to capture the strong power prices in the period.

•        Optionality maintained in our Brazilian hydroelectric portfolio allowed us to capitalize on price volatility and secure long-term contracts at attractive values.

•        Wind conditions across the portfolio resulted in below long-term average generation.

•        Achieved general productivity gains and cost efficiencies in line with plans.

Growth and Development

Brookfield Renewable completed the following growth initiatives:

•        On June 30, 2014, we acquired a 326 MW wind portfolio in Ireland, consisting of 17 wind facilities which are expected to generate 839 GWh annually. Additionally, there is 137 MW of wind capacity currently under construction, and a wind development pipeline of approximately 300 MW;

•        Entered into an agreement to acquire the remaining 67% economic and 50% voting interest in the 417 MW Safe Harbor hydroelectric facility which is expected to close in August 2014; and

•        Commissioned a 45 MW hydroelectric facility in western Canada on scope, schedule and budget.

Brookfield Renewable owns a 40% interest in the Irish wind portfolio and will, on closing, own a 40% interest in the Safe Harbor facility and has a 75% interest in the facility commissioned in British Columbia.

Funding and Liquidity

Our liquidity level remains strong at $1.2 billion, and there were a number of achievements which enhanced our capital structure and access to liquidity.

Capital markets

•        Completed a bought deal limited partnership unit (“LP Unit”) offering of 10.25 million LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million). The net proceeds were used to repay outstanding indebtedness and for general corporate purposes. This offering added significant new shareholders and attracted new U.S. based shareholders.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

Subsidiary borrowings

•        Assumed a €169 million ($232 million) loan following the acquisition of the wind portfolio in Ireland with a fixed interest rate of 4.4%, including the related interest rate swaps, maturing in December 2026.

•        Refinanced a $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England to 2022 at a fixed rate of 4.59%.

•        Extended the maturity of a $250 million credit facility associated with a hydroelectric portfolio in the southeastern United States by six months to November 2014 and commenced the process to secure long term financing in the normal course.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2014	2013
Operational information:(1)
Capacity (MW)	6,428	5,858	6,428	5,858
Long-term average generation (GWh)(2)	6,691	6,171	12,461	11,496
Actual generation (GWh)(2)	6,615	6,265	12,326	11,800
Average revenue ($ per MWh)	77	77	81	78
Selected financial information:
Revenues	$474	$484	$954	$921
Adjusted EBITDA(3)	360	357	720	676
Funds from operations(3)	198	187	383	349
Adjusted funds from operations(3)	184	173	355	321
Net income	72	78	197	163
Distributions per LP Unit(4)(5)	1.50	1.42	1.50	1.42
	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2014	2013
Balance sheet data:
Property, plant and equipment, at fair value	$16,991	$15,741
Equity-accounted investments	542	290
Total assets	18,529	16,979

Long-term debt and credit facilities	7,052	6,623
Deferred income tax liabilities	2,372	2,265
Total liabilities	10,026	9,443
Preferred equity	793	796
Participating non-controlling interests - in operating subsidiaries	2,011	1,303
General partnership interest in a holding subsidiary held by Brookfield	55	54
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	2,681	2,657
Limited partners' equity	2,963	2,726
Total liabilities and equity	18,529	16,979
Debt to total capitalization(6)	40%	41%

(1)           Includes our share of capacity and generation in respect of those equity-accounted investments which we do not manage.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)           Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Financial Review by Segments for the Three Months Ended June 30, 2014”, and “Financial Review by Segments for the Six Months Ended June 30, 2014”.

(4)           Figure is based on the last twelve months of operations.

(5)           Represents distributions per share to holders of Redeemable/Exchangeable Units, LP Units and general partnership interest.

(6)           Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

Basis of Presentation

This Management’s Discussion and Analysis for the three and six months ended June 30, 2014 is provided as of August 6, 2014. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Energy Partners L.P. and its controlled entities.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include LP Units held by public unitholders and Redeemable/Exchangeable partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (see “Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting the LP Units and the Redeemable/Exchangeable partnership units as separate components of consolidated equity. This presentation does not impact the total income, per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield Asset Management owns an approximate 62% limited partnership interest, on a fully-exchanged basis, and all general partnership units totaling a 0.01% general partnership interest in Brookfield Renewable, while the remaining 38% is held by the public.

Performance Measurement

We present our key financial metrics based on total results prior to distributions made to LP Unitholders, the Redeemable/Exchangeable unitholders and general partnership unitholders. In addition, our operations are segmented by geography and asset type (i.e. hydroelectric and wind), as that is how we review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income, ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization, iii) Funds From Operations,  and iv) Adjusted Funds from Operations.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

It is important to highlight that adjusted EBITDA, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information on how we determine adjusted EBITDA, funds from operations, and adjusted funds from operations, and we provide reconciliations to net income and cash flows from operating activities. See “Generation and Financial Review for the Three Months Ended June 30, 2014” and “Generation and Financial Review for the Six  Months Ended June 30, 2014”.

Net Income

Net income is calculated in accordance with IFRS.

Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (adjusted EBITDA)

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations

Funds from operations is defined as adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the three and six months ended June 30, 2014, funds from operations include the earnings received from the wind portfolio we acquired in Ireland, reflecting our economic interest from January 1, 2014 to June 30, 2014.

Our payout ratio is defined as distributions to Redeemable/Exchangeable Units, LP Units and general partnership interest, including general partner incentive distributions, divided by funds from operations.

Adjusted Funds From Operations

Adjusted funds from operations is defined as funds from operations less Brookfield Renewable’s share of levelized sustaining capital expenditures (based on long term capital expenditure plans).

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED JUNE 30, 2014

The following table reflects the actual and long-term average generation for the three months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2014	2013	2014	2013	2014	2013
Hydroelectric generation
United States	3,085	2,942	3,035	2,829	50	113	143
Canada	1,558	1,519	1,488	1,461	70	58	39
Brazil	844	903	898	903	(54)	-	(59)
	5,487	5,364	5,421	5,193	66	171	123
Wind energy
United States	427	459	468	468	(41)	(9)	(32)
Canada	242	278	292	292	(50)	(14)	(36)
Europe(2)	418	-	431	-	(13)	-	418
	1,087	737	1,191	760	(104)	(23)	350
Other	41	164	79	218	(38)	(54)	(123)
Total(3)	6,615	6,265	6,691	6,171	(76)	94	350

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from January 1, 2014 to June 30, 2014 has been recorded in the second quarter.

(3)         Includes our share of generation in respect of those equity-accounted investments which we do not manage.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, a balanced amount of electricity, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. The second quarter of 2014 was such a period. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Generation levels during the three months ended June 30, 2014 totaled 6,615 GWh, consistent with the long-term average of 6,691 GWh, and an increase of 350 GWh as compared to the same period of the prior year.

The hydroelectric portfolio generated 5,487 GWh, consistent with the long-term average of 5,421 GWh and an increase of 123 GWh from the prior year. Generation from existing hydroelectric assets was 5,170 GWh compared to 5,364 GWh for the prior year. Our recently acquired and commissioned facilities contributed 317 GWh in generation. The variance in year-over-year results from existing facilities reflects

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

generation levels that were above the long-term average in certain regions in the United States and Canada in the prior year. However, the late spring season melt in this quarter brought about full reservoir replenishment and increased levels above long-term average across our facilities in eastern Canada and the northeast United States. In Brazil, generation for the period was 5% below our assured energy due to the drought like conditions.

Generation from the wind portfolio totaled 1,087 GWh, below the long-term average of 1,191 GWh and an increase of 350 GWh compared to the prior year due to growth in the portfolio.

Our co-generation facility in Ontario is now operating on an uncontracted basis as of April 2014.

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and provides a reconciliation to net income for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
Revenues	$474	$484
Other income	2	2
Share of cash earnings from equity-accounted investments	8	6
Direct operating costs	(124)	(135)
Adjusted EBITDA(1)	360	357
Fixed earnings adjustment(2)	11	-
Interest expense – borrowings	(102)	(106)
Management service costs	(13)	(11)
Current income taxes	(6)	(8)
Less: cash portion of non-controlling interests
Preferred equity	(10)	(10)
Participating non-controlling interests - in operating subsidiaries	(42)	(35)
Funds from operations(1)	198	187
Less: sustaining capital expenditures(3)	(14)	(14)
Adjusted funds from operations(1)	184	173
Add: cash portion of non-controlling interests	52	45
Add: sustaining capital expenditures	14	14
Less: fixed earnings adjustment	(11)	-
Other items:
Depreciation	(129)	(137)
Unrealized financial instruments (loss) gain	(4)	3
Share of non-cash loss from equity-accounted investments	(6)	(4)
Deferred income tax expense	(17)	(10)
Other	(11)	(6)
Net income	$72	$78

Basic and diluted earnings per LP Unit(4)	$0.15	$0.17

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

(3)       Based on long-term capital expenditure plans.

(4)       Average LP Units outstanding during the period totaled 135.3 million (2013: 132.9 million).

Net income is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flow generated by the assets is supported by strong

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

margins and stable, long-term contracts. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on adjusted EBITDA, funds from operations, and adjusted funds from operations to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Revenues totaled $474 million representing a year-over-year decrease of $10 million. Our recently acquired and commissioned facilities contributed $17 million. At our recently-acquired facilities in New England, we took advantage of the uncontracted component of our portfolio to benefit from the strong power pricing in the northeastern United States resulting in a $4 million contribution. This was offset by the decrease in generation and a contractual decrease in pricing at one of our hydroelectric facilities in the midwestern United States. In addition in Brazil, up-front transaction costs were incurred in association with securing long-term contracts at attractive values. These factors combined impacted revenues by $18 million. The appreciation of the U.S. dollar impacted revenues by $13 million but lowered costs and other expenses resulting in a net impact to funds from operations of $9 million.

Direct operating costs totaling $124 million represents a year-over-year decrease of $11 million attributable to the savings achieved from the cost efficiencies at our operations and the reduction in power purchased in the open market for our co-generation facilities. The expense related to the growth in the portfolio was $6 million.

Pursuant to the terms of the purchase and sale agreement, our acquisition of the wind portfolio in Ireland provided us with the economic benefit as of January 1, 2014, despite the transaction closing on June 30, 2014. Accordingly, we have included $11 million in funds from operations for the first six months of the year.

Interest expense totaling $102 million represents a year-over-year decrease of $4 million. The decrease in borrowing costs due to repayments on high cost subsidiary borrowings and on our credit facilities was offset by financing relating to the growth in our portfolio.

Management service costs totaling $13 million represents a year-over-year increase of $2 million attributable to the issuance of LP Units in the second quarter of 2014, and an increase in the market value of our LP Units, partially offset by the decreased borrowings under our credit facilities.

The cash portion of non-controlling interests totaling $52 million represents a year-over-year increase of $7 million attributable to the growth in our portfolio.

Funds from operations totaling $198 million represented a year-over-year increase of $11 million attributable to the growth in our portfolio and reduction in direct operating costs and interest expense.

Net income was $72 million for the three months ended June 30, 2014 (2013: $78 million).

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	3,035	1,488	898	5,421
Generation (GWh) – actual(1)(2)	3,085	1,558	844	5,487
Revenues	$218	$107	$67	$392
Adjusted EBITDA(3)	169	92	51	312
Funds from operations(3)	$108	$74	$39	$221

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	2,829	1,461	903	5,193
Generation (GWh) – actual(1)(2)	2,942	1,519	903	5,364
Revenues	$201	$107	$79	$387
Adjusted EBITDA(3)	153	89	58	300
Funds from operations(3)	$96	$72	$42	$210

(1)            Includes our share of generation in respect of those equity-accounted investments which we do not manage.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Three Months Ended June 30, 2014”.

United States

Generation from the portfolio was 3,085 GWh, consistent with the long-term average of 3,035 GWh and an increase from the prior year of 2,942 GWh. The acquisition of facilities in New England, Pennsylvania and California in the first quarter of 2014 contributed an incremental 302 GWh. Generation from existing facilities decreased 159 GWh due to dry conditions in California and lower inflows in the southeastern United States compared to the prior year. The variance in year-over-year results is primarily attributable to higher inflows in the current period at our New York facilities being offset by lower inflows at our facilities in North Carolina which experienced generation levels above long-term average in the prior year.

Revenues totaling $218 million represent a year-over-year increase of $17 million primarily attributable to our recent acquisitions.

Funds from operations totaling $108 million represent a year-over-year increase of $12 million primarily attributable to the increase in revenues. Partially offsetting this increase are direct operating costs and the cash portion of non-controlling interests associated with our recent acquisitions.

Canada

Generation from the Canadian portfolio was 1,558 GWh, consistent with the long-term average of 1,488 GWh and prior year generation of 1,519 GWh. The increase is attributable to 15 GWh from the commissioning of a facility in British Columbia during the current quarter, and from strong inflows at our Ontario facilities. Partially offsetting this increase are lower inflows at our facilities in Quebec and British Columbia.

Revenues totaled $107 million unchanged compared to the prior year. The contributions from the increased generation were offset by the appreciation of the U.S. dollar.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

Funds from operations totaling $74 million represent a year-over-year increase of $2 million attributable to the cost efficiencies at our operations.

Brazil

Generation from the Brazilian portfolio was 844 GWh and below the prior year generation of 903 GWh. In anticipation of lower hydrology, we have maintained a lower level of contracted generation, allowing us to capture the strong power prices in the period.

During this period we captured premium prices with uncontracted generation and we secured 3 - 5 year contracts at prices ranging from R$190 – R$270 per MWh, significantly above existing contracts expiring in the near term. Certain of these contracts incurred one-time transaction costs in the aggregate of $20 million in 2014, of which we have expensed $7 million in the second quarter.

Revenues totaling $67 million represent a year-over-year decrease of $12 million. The decrease was primarily from lower generation, $4 million related to foreign exchange and $7 million associated with the one-time transaction costs.

Funds from operations totaled $39 million which was in line with prior year despite lower generation.

WIND

The following table reflects the results of our wind operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Europe		Total
Generation (GWh) – LTA(1)(2)	468	292		431	1,191
Generation (GWh) – actual(1)(2)	427	242		418	1,087
Revenues	$49	$29	$	N/A	$78
Adjusted EBITDA(3)	39	25		N/A	64
Funds from operations(3)	$12	$15		$11	$38
(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Europe		Total
Generation (GWh) – LTA(1)(2)	468	292		N/A	760
Generation (GWh) – actual(1)(2)	459	278		N/A	737
Revenues	$50	$34	$	N/A	$84
Adjusted EBITDA(3)	39	29		N/A	68
Funds from operations(3)	$15	$19	$	N/A	$34

(1)            Includes our share of generation in respect of those equity-accounted investments which we do not manage.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Three Months Ended June 30, 2014”.

United States

Generation from the portfolio was 427 GWh, below the long-term average of 468 GWh and prior year generation of 459 GWh. The decrease in generation is attributable to lower wind conditions experienced at our California facilities.

Revenues totaling $49 million represent a year-over-year decrease of $1 million primarily attributable to the decrease in generation. Favorable pricing for our facility in the northeastern United States contributed $2 million.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

Funds from operations totaling $12 million represent a year-over-year decrease of $3 million primarily attributable to the decrease in revenues.

Canada

Generation from our Canadian wind portfolio was 242 GWh, below the long-term average of 292 GWh and prior year generation of 278 GWh. The decrease is attributable to lower wind conditions.

Revenues totaling $29 million represent a year-over-year decrease of $5 million attributable to the decrease in generation.

Funds from operations totaling $15 million represent a year-over-year decrease of $4 million attributable to the decrease in revenues.

Europe

Generation from our wind portfolio in Ireland was 418 GWh which was slightly below long-term average of 431 GWh. The shortfall is attributable to lower wind conditions.

Funds from operations totaled $11 million.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

GENERATION AND FINANCIAL REVIEW FOR THE SIX MONTHS ENDED JUNE 30, 2014

The following table reflects the actual and long-term average generation for the six months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2014	2013	2014	2013	2014	2013
Hydroelectric generation
United States	5,676	5,503	5,829	5,218	(153)	285	173
Canada	2,869	2,801	2,681	2,657	188	144	68
Brazil	1,943	1,839	1,827	1,839	116	-	104
	10,488	10,143	10,337	9,714	151	429	345
Wind energy
United States	700	675	779	726	(79)	(51)	25
Canada	579	601	616	616	(37)	(15)	(22)
Europe(2)	418	-	431	-	(13)	-	418
	1,697	1,276	1,826	1,342	(129)	(66)	421
Other	141	381	298	440	(157)	(59)	(240)
Total(3)	12,326	11,800	12,461	11,496	(135)	304	526

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from January 1, 2014 to June 30, 2014 has been recorded in the second quarter.

(3)         Includes our share of generation in respect of those equity-accounted investments which we do not manage.

Generation levels during the six months ended June 30, 2014 totaled 12,326 GWh, compared to the long-term average of 12,461 GWh, and an increase of 526 GWh as compared to the same period of the prior year.

The hydroelectric portfolio generated 10,488 GWh, consistent with the long-term average of 10,337 GWh and an increase of 345 GWh as compared to the prior year. Generation from existing facilities was 9,881 GWh, compared to 10,143 GWh for the prior year. The recent growth in our portfolio, and a full period’s contributions from facilities acquired in the first quarter of 2013 resulted in generation of 607 GWh. We experienced strong inflows at our Canadian facilities. The late spring season melt in this quarter in certain regions of the United States and Canada resulted in lower inflows compared to the prior year where we had experienced strong hydrology conditions and generation. In Brazil, our contracts allow the flexibility to periodically sell more than the assured level of generation. The opportunity is most attractive during periods of high demand, and resulting stronger prices. As a result we delivered more power to our customers in the first quarter and secured favorable pricing. While this will result in the delivery of lower assured energy later in the year, the activity has secured revenue upside for 2014.

The wind portfolio generated 1,697 GWh, which was slightly below the long-term average of 1,826 GWh and an increase of 421 GWh from the prior year. Our recently acquired wind portfolio in Ireland and a full period’s contribution from the facilities acquired in California in the first quarter of 2013 contributed an incremental 445 GWh.

Our co-generation facility in Ontario is now operating on an uncontracted basis, as of April 2014.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and provides a reconciliation to net income for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
Revenues	$954	$921
Other income	5	4
Share of cash earnings from equity-accounted investments	15	12
Direct operating costs	(254)	(261)
Adjusted EBITDA(1)	720	676
Fixed earnings adjustment(2)	11	-
Interest expense – borrowings	(203)	(208)
Management service costs	(24)	(23)
Current income taxes	(14)	(11)
Less: cash portion of non-controlling interests
Preferred equity	(19)	(17)
Participating non-controlling interests - in operating subsidiaries	(88)	(68)
Funds from operations(1)	383	349
Less: sustaining capital expenditures(3)	(28)	(28)
Adjusted funds from operations(1)	355	321
Add: cash portion of non-controlling interests	107	85
Add: sustaining capital expenditures	28	28
Less: fixed earnings adjustment	(11)	-
Other items:
Depreciation	(255)	(265)
Unrealized financial instruments (loss) gain	(4)	19
Share of non-cash loss from equity-accounted investments	(12)	(6)
Deferred income tax expense	(19)	(11)
Other	8	(8)
Net income	$197	$163

Basic and diluted earnings per LP Unit(4)	$0.44	$0.40

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

(3)       Based on long-term capital expenditure plans.

(4)       Average LP Units outstanding during the period totaled 134.2 million (2013: 132.9 million).

Revenues totaled $954 million which represented a year-over-year increase of $33 million. The increase is primarily attributable to $65 million from the growth in our portfolio as well as a full period’s contribution from facilities acquired or commissioned in the first quarter of 2013. At our recently-acquired facilities in New England, we took advantage of the uncontracted component of our profile and benefited from strong power pricing in the northeastern United States. In Brazil, we benefited from the strategy to sell more than our assured energy in the first quarter. The net impact to revenues in this period is $13 million. The appreciation of the U.S. dollar impacted revenues by $43 million, but lowered costs and other expenses resulting in a net impact of $23 million to funds from operations.

Direct operating costs totaling $254 million represents a year-over-year decrease of $7 million attributable to the savings achieved from the cost efficiencies at our operations and the reduction in power purchased in the open market for our co-generation facilities. The expense related to the growth in our portfolio was $15 million.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

Pursuant to the terms of the purchase and sale agreement, our acquisition of the wind portfolio in Ireland provided us with the economic benefit as of January 1, 2014, despite the transaction closing on June 30, 2014. Accordingly, we have included $11 million in funds from operations for the first six months of the year.

Interest expense totaling $203 million represents a year-over-year decrease of $5 million. The decrease in borrowing costs due to repayments on high cost subsidiary borrowings and on our credit facilities was offset by financing relating to the growth in our portfolio.

Management service costs totaling $24 million represents a year-over-year increase of $1 million attributable to the issuance of LP Units in the second quarter of 2014, and an increase in the market value of our LP Units, partially offset by the decrease in our credit facilities and marginal decrease in the value of our Canadian dollar-denominated corporate borrowings.

The cash portion of non-controlling interests totaling $107 million represents a year-over-year   increase of $22 million attributable to the growth in our portfolio and the partial sale of hydroelectric facilities in New England to institutional investors in the third quarter of 2013.

Funds from operations totaling $383 million represents a year-over-year increase of $34 million attributable to the growth in our portfolio.

Net income was $197 million for the six months ended June 30, 2014 (2013: $163 million).

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	5,829	2,681	1,827	10,337
Generation (GWh) – actual(1)(2)	5,676	2,869	1,943	10,488
Revenues	$424	$205	$156	$785
Adjusted EBITDA(3)	327	174	124	625
Funds from operations(3)	$190	$140	$97	$427

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	5,218	2,657	1,839	9,714
Generation (GWh) – actual(1)(2)	5,503	2,801	1,839	10,143
Revenues	$386	$201	$154	$741
Adjusted EBITDA(3)	296	167	113	576
Funds from operations(3)	$178	$134	$84	$396

(1)            Includes our share of generation in respect of those equity-accounted investments which we do not manage.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Six  Months Ended June 30, 2014”.

United States

Generation from the portfolio was 5,676 GWh for the first half of 2014, compared to the long-term average of 5,829 GWh and prior year generation of 5,503 GWh. The year-over-year increase of 173 GWh is primarily attributable to the acquisition of assets in the northeastern U.S. and a full period’s contribution from facilities acquired in the first quarter of 2013 resulting in cumulative incremental generation of 533

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

GWh. Generation from existing facilities decreased 360 GWh, due primarily to the dry conditions at our facilities in North Carolina and the northeastern U.S. compared to the prior year. The decrease in generation from existing assets was partially offset by strong inflows at our New York facilities.

Revenues totaling $424 million represent a year-over-year increase of $38 million. The increase is attributable to recent acquisition contributing incremental revenues of $54 million. Incremental revenues from our recent acquisitions in New England benefited from selling generation at favorable market prices in part due to the extended winter in the New England region. The increase was partially offset by fluctuations in generation, and a contractual decrease in price at one of our facilities located in the midwestern United States.

Funds from operations totaling $190 million represent a year-over-year increase of $12 million. Funds from operations were impacted by the increase in revenues, partially offset by increases in direct operating costs, interest expense and the cash portion of non-controlling interests associated with the growth in our portfolio.

Canada

Generation from the Canadian portfolio was 2,869 GWh for the first half of 2014, above the long-term average of 2,681 GWh and consistent with prior year generation of 2,801 GWh. Generation increased due to strong inflows at our Ontario facilities and a facility commissioned in British Columbia during the current quarter contributed an incremental 15 GWh.

Revenues totaling $205 million represent a year-over-year increase of $4 million attributable to $12 million from generation, $5 million from a facility in which we acquired the remaining 50% interest in the first quarter of 2013, and from the facility commissioned during the quarter. The increase was partially offset by the appreciation of the U.S. dollar.

Funds from operations totaling $140 million represent a year-over-year increase of $6 million attributable to the increase in revenues and the cost efficiencies at our operations.

Brazil

Generation from the Brazilian portfolio was 1,943 GWh for the first half of 2014 compared to the prior year generation of 1,839 GWh. We executed our strategy to sell additional assured energy in the period to take advantage of strong power prices. A facility commissioned in the first quarter of 2013 contributed an incremental 59 GWh of generation.

During this period we captured premium prices with uncontracted generation and we secured 3 - 5 year contracts at prices ranging from R$190 – R$270 per MWh, significantly above existing contracts expiring in the near term. Certain of these contracts incurred one-time transaction costs in the aggregate of $20 million in 2014, of which we have expensed $7 million in the second quarter.

Revenues totaling $156 million represent a year-over-year increase of $2 million. In the first quarter of 2014, we successfully executed on a strategy to sell additional assured energy at favorable pricing. The decrease in generation in the second quarter, the $21 million negative impact of foreign exchange and $7 million associated with the one-time transaction costs partially offset this benefit.

Funds from operations totaling $97 million represent a year-over-year increase of $13 million despite the lower generation.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

WIND

The following table reflects the results of our wind operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Europe		Total
Generation (GWh) – LTA(1)(2)	779	616		431	1,826
Generation (GWh) – actual(1)(2)	700	579		418	1,697
Revenues	$78	$68	$	N/A	$146
Adjusted EBITDA(3)	56	61		N/A	117
Funds from operations(3)	$12	$41		$11	$64
(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Europe		Total
Generation (GWh) – LTA(1)(2)	726	616		N/A	1,342
Generation (GWh) – actual(1)(2)	675	601		N/A	1,276
Revenues	$73	$74	$	N/A	$147
Adjusted EBITDA(3)	53	64		N/A	117
Funds from operations(3)	$16	$40	$	N/A	$56

(1)            Includes our share of generation in respect of those equity-accounted investments which we do not manage.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Six  Months Ended June 30, 2014”.

United States

Generation from the portfolio was 700 GWh for the first half of 2014, below the long-term average of 779 GWh and above prior year generation of 675 GWh. The increase in generation from the prior year is attributable to a full quarter’s contribution from the facilities acquired in California in the first quarter of 2013 resulting in an increase in generation of 27 GWh.

Revenues totaling $78 million represent a year-over-year increase of $5 million attributable to the increase in generation.

Funds from operations totaling $12 million represent a year-over-year decrease of $4 million. The increases in revenues were offset by the increases in direct operating costs and interest expense associated with the growth in our portfolio and non-controlling interests.

Canada

Generation from our Canadian wind portfolio was 579 GWh, below the long-term average of 616 GWh and prior year generation of 601 GWh. The decrease in generation is due to wind conditions.

Revenues totaling $68 million represent a year-over-year decrease of $6 million primarily attributable to foreign exchange.

Funds from operations totaling $41 million represent a year-over-year increase of $1 million. The cost efficiencies at our operations and reduction in interest expense were offset by the decrease in revenues.

Europe

Generation from our wind portfolio in Ireland was 418 GWh which was slightly below long-term average of 431 GWh. The shortfall is attributable to lower wind conditions.

Funds from operations totaled $11 million.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year.  As a result, certain of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location.

Property, plant and equipment, at fair value totaled $17.0 billion as at June 30, 2014 as compared to $15.7 billion as at December 31, 2013. During the six months ended June 30, 2014, the acquisition of 85 MW of hydroelectric facilities, 326 MW wind portfolio and the development and construction of renewable power generating assets combined totaled $1.4 billion. Property, plant and equipment were also positively impacted by foreign currency changes related to the U.S. dollar in the amount of $99 million. We also recognized depreciation expense of $255 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. The following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment as at December 31, 2013:

(BILLIONS)	2013	2012
50 bps increase in discount rates	$(1.1)	$(1.2)
50 bps decrease in discount rates	1.3	1.4

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.4)
50 bps decrease in terminal capitalization rate(1)	0.3	0.3

(1)            The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2013, is 16 years (2012: 17 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 11 - Property, plant and equipment, at fair value in our December 31, 2013 audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

liquidity and capital Resources

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. As at June 30, 2014, long-term indebtedness increased from December 31, 2013 as a result of the portfolio growth. The debt to capitalization ratio decreased marginally from December 31, 2013 and was 40% as at June 30, 2014.

Capitalization

The following table summarizes the capitalization using book values:

	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2014	2013
Credit facilities(1)	$298	$311
Corporate borrowings(1)	1,400	1,406
Subsidiary borrowings(2)	5,354	4,906
Long-term indebtedness	7,052	6,623
Deferred income tax liabilities, net of deferred income tax assets	2,222	2,148
Equity	8,503	7,536
Total capitalization	$17,777	$16,307
Debt to total capitalization	40%	41%

(1)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(2)            Issued by subsidiaries of Brookfield Renewable and secured against their respective assets. The amounts are not guaranteed.

During the six months ended June 30, 2014 we completed the following financings:

•          In January 2014, the $279 million bridge loan associated with a 360 MW hydroelectric portfolio located in New England was refinanced to 2017 at LIBOR plus 2.25%.

•          In February 2014, as part of the acquisition of the 70 MW hydroelectric portfolio in New England, $140 million of financing was obtained through a bond issuance with a 5.5% interest rate maturing in 2024.

•         In March 2014, we up-financed indebtedness associated with a 349 MW Ontario hydroelectric portfolio through the issuance of C$90 million of senior and C$60 million of subordinate bonds with interest rates of  3.8% and 5.0%, respectively, maturing in June 2023.

•         In June 2014, we refinanced a $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England through the issuance of 8-year notes maturing in January 2022 at a fixed rate of 4.59%.

•          On June 30, 2014 as part of the acquisition of the 326 MW Irish wind portfolio, we assumed a €169 million ($232 million) loan with a fixed interest rate of 4.4%, including the related interest rate swaps, maturing in December 2026.

•          The maturity of the $250 million credit facility associated with a hydroelectric portfolio in the southeastern United States was extended by six months to November 2014 and we commenced the process to secure long term financing in the normal course.

On June 10, 2014, we completed a bought deal LP Unit offering of 10.25 million LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million). The net proceeds were used to repay outstanding indebtedness and for general corporate purposes.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

Available liquidity

We operate with substantial liquidity which enables us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment grade basis. Principal sources of liquidity are cash flows from operations and access to public and private capital markets.

The following table summarizes the available liquidity:

	Jun 30	Dec 31
(MILLIONS)	2014	2013
Cash and cash equivalents	$225	$203
Credit facilities
Authorized credit facilities	1,480	1,480
Draws on credit facilities	(298)	(311)
Issued letters of credit	(238)	(212)
Available portion of credit facilities	944	957
Available liquidity	$1,169	$1,160

Long-term debt and credit facilities

The following table summarizes our principal repayment obligations and maturities as at June 30, 2014:

(MILLIONS)	Balance of 2014	2015	2016	2017	2018	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
United States	$280	$148	$96	$785	$218	$1,412	$2,939
Canada	23	57	147	54	58	1,641	1,980
Brazil	12	26	25	25	25	126	239
Europe	4	9	11	12	14	182	232
	319	240	279	876	315	3,361	5,390
Corporate borrowings and
credit facilities(1)	-	-	281	298	187	938	1,704
Equity-accounted investments	-	33	-	125	-	-	158
	$319	$273	$560	$1,299	$502	$4,299	$7,252

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $53 million and $11 million of unamortized deferred financing fees and premiums, respectively.

Subsidiary borrowings maturing in 2014 include $250 million on a hydroelectric portfolio in the southeastern United States. These borrowings are expected to be refinanced in the normal course.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Jun 30	Dec 31	Jun 30	Dec 31
	2014	2013	2014	2013
Corporate borrowings	7.2	7.7	5.3	5.3
Subsidiary borrowings	11.5	11.8	5.8	6.0
Credit facilities	3.3	3.8	1.5	1.4

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

CONTRACT PROFILE

We have a predictable profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 18 years combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in funds from operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2014	2015	2016	2017	2018
Generation (GWh)
Contracted
Hydroelectric
United States	3,273	7,035	7,018	7,018	7,018
Canada	2,453	5,185	5,185	5,185	5,185
Brazil	1,757	2,914	2,701	1,962	1,725
	7,483	15,134	14,904	14,165	13,928
Wind energy
United States	573	1,293	1,292	1,292	1,292
Canada	581	1,197	1,197	1,197	1,197
Europe	478	1,129	1,146	1,094	1,041
	1,632	3,619	3,635	3,583	3,530
	9,115	18,753	18,539	17,748	17,458
Uncontracted	1,715	4,583	4,796	5,578	5,868
Total long-term average	10,830	23,336	23,335	23,326	23,326
Long-term average on a proportionate basis(1)	8,571	18,358	18,347	18,338	18,338

Contracted generation - as at June 30, 2014
% of total generation	84%	80%	79%	76%	75%
% of total generation on a proportionate basis(1)	92%	88%	88%	84%	83%

Price per MWh	$82	$86	$87	$86	$88

(1)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

The majority of the long-term power sales agreements are with investment-rated or creditworthy counterparties. At the beginning of 2014 the composition of our contracted generation for 2014 was comprised of: affiliates of Brookfield Asset Management (42%), public power authorities (22%), industrial users (30%) and distribution companies (6%).

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the interim consolidated balance sheets:

	Jun 30	Dec 31
(MILLIONS)	2014	2013
Property, plant and equipment, at fair value	$16,991	$15,741
Equity-accounted investments	542	290
Total assets	18,529	16,979
Long-term debt and credit facilities	7,052	6,623
Deferred income tax liabilities	2,372	2,265
Total liabilities	10,026	9,443
Preferred equity	793	796
Participating non-controlling interests - in operating subsidiaries	2,011	1,303
General partnership interest in a holding subsidiary held by Brookfield	55	54
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,681	2,657
Limited partners' equity	2,963	2,726
Total liabilities and equity	18,529	16,979

Contractual obligations

Capital expenditures and development and construction

Brookfield Renewable categorizes its capital spending as either sustaining or development and construction expenditures. Sustaining capital expenditures relate to maintaining power generating assets, whereas development and construction expenditures include project costs for new facilities. Total sustaining capital expenditures for 2014 are expected to be approximately $85 million.

Guarantees

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at June 30, 2014 letters of credit issued by subsidiaries of Brookfield Renewable amounted to $104 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnifications prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its affiliates.

Brookfield Renewable sells electricity to subsidiaries of Brookfield Asset Management through long-term power purchase agreements to provide stable cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with a subsidiary of Brookfield Asset Management which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield Asset Management have executed other agreements that are fully described in Note 9 - Related Party Transactions in our December 31, 2013 audited consolidated financial statements.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2014	2013	2014	2013
Revenues
Purchase and revenue support agreements	$146	$134	$181	$237
Wind levelization agreement	2	1	3	2
	$148	$135	$184	$239
Direct operating costs
Energy purchases	$(1)	$(8)	$(7)	$(18)
Energy marketing fee	(5)	(5)	(10)	(10)
Insurance services	(7)	(7)	(14)	(13)
	$(13)	$(20)	$(31)	$(41)
Management service costs	$(13)	$(11)	$(24)	$(23)

Revenues from long-term power purchase agreements and revenue agreements for the six months ended June 30, 2014 were lower as compared to the same period in 2013. This decrease is primarily due to the reduction in the level of price support and reflects the strong pricing environment which we benefited from in the first quarter of 2014.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the consolidated statements of cash flows:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2014	2013	2014	2013
Cash flow provided by (used in):
Operating activities	$180	$218	$452	$420
Financing activities	473	(126)	813	29
Investing activities	(658)	(82)	(1,246)	(349)
Foreign exchange gain (loss) on cash	3	(6)	3	(6)
(Decrease) increase in cash and cash equivalents	$(2)	$4	$22	$94

Cash and cash equivalents as at June 30, 2014 totaled $225 million, representing an increase of $22 million since December 31, 2013.

Operating Activities

Cash flows provided by operating activities totaling $180 million for the second quarter of 2014, represent a year-over-year decrease of $38 million primarily attributable to net changes in related party and working capital balances.

Cash flows provided by operating activities totaling $452 million for the first half of 2014, represent a year-over-year increase of $32 million primarily attributable to funds generated from operations.

Financing Activities

Cash flows provided by financing activities totaled $473 million for the second quarter of 2014. Borrowings increased due to the refinancing of a $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England. Repayments related to subsidiary borrowings and credit facilities were $238 million. The capital provided by participating non-controlling interests - in operating subsidiaries relates to the acquisition of the wind portfolio in Ireland. The issuance of 10,250,000 LP Units at a price of C$31.70 per LP Unit resulted in net proceeds of $285 million.

For the second quarter of 2014, distributions paid to unitholders were $103 million (2013: $96 million). The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $45 million (2013: $25 million). See “Dividends and Distributions” for further details.

Cash flows provided by financing activities totaled $813 million for the first half of 2014. Borrowings increased by $706 million due to the growth in our portfolio, refinancing of a $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England, and up-financing indebtedness associated with a 349 MW Ontario hydroelectric portfolio. Repayments related to subsidiary borrowings and credit facilities were $534 million. The issuance of 10,250,000 LP Units at a price of C$31.70 per LP Unit resulted in net proceeds of $285 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates primarily to the acquisitions of a portfolio of hydroelectric generation facilities in New England, a 33% economic interest in a hydroelectric generation facility in Pennsylvania and the wind portfolio in Ireland.

For the first half of 2014, distributions paid to unitholders were $267 million (2013: $187 million). With the change in timing of our quarterly distributions taking effect in the first quarter of 2014 resulting in a distribution on January 31, 2014 and on March 31, 2014, the amounts paid in the first quarter of 2014 included distributions declared in both the fourth quarter of 2013 and the first quarter of 2014. Distributions paid in the first quarter of 2013 included only those declared in the preceding quarter. The

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $71 million (2013: $94 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the second quarter of 2014 totaled $658 million. Our investments were with respect to the acquisition of the wind portfolio in Ireland. In addition, our continued investment in the construction of renewable power generating assets was $6 million and sustainable capital expenditures totaled $16 million.

Cash flows used in investing activities for the first half of 2014 totaled $1,246 million. Our investments were with respect to the acquisition of a portfolio of hydroelectric generation facilities in New England, a 33% economic interest in a hydroelectric generation facility in Pennsylvania, the remaining 50% interest previously held by our partner in a hydroelectric facility in California and the wind portfolio in Ireland that, when combined, totaled $1,228 million. In addition, our continued investment in the construction of renewable power generating assets was $17 million and sustainable capital expenditures totaled $27 million. The $18 million change in restricted cash is primarily related to the acquisition of the wind portfolio in Ireland.

NON-CONTROLLING INTERESTS

Preferred equity

As at June 30, 2014 no preference shares have been redeemed.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $1 million were made during the six months ended June 30, 2014.

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield Asset Management, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

LIMITED PARTNERS’ EQUITY

On June 10, 2014, Brookfield Renewable completed a bought deal LP Unit offering which included 10,250,000 LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million). Brookfield Renewable incurred C$13 million ($12 million) for transaction costs associated with the offering. As a result, Brookfield Asset Management now owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 62% of Brookfield Renewable on a fully-exchanged basis.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

SHARES AND UNITS OUTSTANDING

The shares and units outstanding are presented in the following table:

	Jun 30	Dec 31
	2014	2013
Class A Preference Shares
Series 1	10,000,000	10,000,000
Series 3	10,000,000	10,000,000
Series 5	7,000,000	7,000,000
Series 6	7,000,000	7,000,000
	34,000,000	34,000,000

General partnership units held by Brookfield	2,651,506	2,651,506

Redeemable/Exchangeable units held by Brookfield	129,658,623	129,658,623

LP Units
Balance, beginning of year	132,984,913	132,901,916
Issuance of LP Units	10,250,000	-
Distribution reinvestment plan	69,238	82,997
Balance, end of period/year	143,304,151	132,984,913

Brookfield Asset Management	40,026,986	40,026,986
External LP Unitholders	103,277,165	92,957,927
	143,304,151	132,984,913

Total LP Units on a fully-exchanged basis	272,962,774	262,643,536

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions are presented in the following table:

	Three months ended Jun 30				Six months ended Jun 30
	Declared		Paid		Declared		Paid
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2014	2013	2014	2013	2014	2013
Class A Preference Shares
Series 1	$3	$4	$3	$4	$6	$7	$6	$7
Series 3	3	2	3	2	5	5	5	5
Series 5	2	3	2	2	4	4	4	3
Series 6	2	1	2	-	4	1	4	-
	$10	$10	$10	$8	$19	$17	$19	$15

Participating non-controlling
interests - in operating
subsidiaries	$35	$18	$35	$17	$52	$80	$52	$79

General partnership interest in a
holding subsidiary
held by Brookfield	$1	$1	$1	$1	$2	$2	$2	$2
Incentive distribution	-	-	-	-	1	-	1	-
	$1	$1	$1	$1	$3	$2	$3	$2

Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	$51	$47	$51	$47	$101	$94	$131	$92

Limited partners' equity
Brookfield Asset Management	16	15	16	15	31	29	40	28
External LP Unitholders	37	33	35	33	73	67	93	65
	$53	$48	$51	$48	$104	$96	$133	$93

	$150	$124	$148	$121	$279	$289	$338	$281

In February 2014, unitholder distributions were increased to $1.55 per unit on an annualized basis, an increase of ten cents per unit, which took effect with the distribution payable in March 2014.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 –  Significant accounting policies in our December 31, 2013 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our 2013 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances. Actual results could differ from those estimates.

Future changes in accounting policies

(i)         Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

ADOPTION OF ACCOUNTING STANDARDS

IFRIC 21, Levies  was adopted and applied by Brookfield Renewable on  January 1, 2014 and had no material impact on the interim consolidated financial statements. See Note 2 (c) - Significant accounting policies in our interim consolidated financial statements and Note 2 (q) - Future changes in accounting policies in our December 31, 2013 audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2014		2013				2012
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Generation (GWh) - LTA(1)(2)	6,691	5,770	5,380	4,960	6,171	5,325	4,606	4,049
Generation (GWh) - actual(1)(2)	6,615	5,711	5,268	5,154	6,265	5,535	4,053	2,971
Revenues	$474	$480	$393	$392	$484	$437	$317	$229
Adjusted EBITDA(3)	360	360	272	260	357	319	195	118
Funds from operations(3)	198	185	137	108	187	162	74	11
Net income (loss):
Non-controlling interests
Preferred equity	10	9	10	10	10	7	6	4
Participating non-controlling
interests - in operating subsidiaries	21	40	(7)	8	24	16	(14)	(11)
General partnership interest in a
holding subsidiary held by Brookfield	-	1	-	-	-	1	(1)	-
Participating non-controlling
interests - in a holding subsidiary
Redeemable/Exchangeable units
held by Brookfield	20	37	10	5	22	30	(27)	(26)
Limited partners' equity	21	38	11	5	22	31	(28)	(26)
	72	125	24	28	78	85	(64)	(59)
Basic and diluted earnings (loss)
per LP Unit(4)	0.15	0.29	0.08	0.04	0.17	0.23	(0.20)	(0.20)
Distributions:
Preferred equity	10	9	10	10	10	7	6	3
General partnership interest in a
holding subsidiary held by Brookfield	1	2	1	1	1	1	1	1
Participating non-controlling
interests - in a holding subsidiary -
Redeemable/Exchangeable units
held by Brookfield	51	50	47	47	47	47	45	45
Limited partners' equity	53	51	48	49	48	48	45	46

(1)            Includes our share of generation in respect of those equity-accounted investments which we do not manage.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".

(4)            Average LP Units outstanding totaled 135.3 million during the quarter and 133.0 million in the first quarter (2013 and 2012: 132.9 million).

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

ADDITIONAL INFORMATION

Risk factors about our business and additional information, including our Form 20-F filed with the SEC and securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

FINANCIAL REVIEW BY SEGMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and provides a reconciliation to net income and cash flows from operating activities for the three months ended June 30:

			Co-generation
(MILLIONS)	Hydroelectric	Wind	and Other	2014	2013
Revenues	$392	$78	$4	$474	$484
Other income	2	-	-	2	2
Share of cash earnings from equity-accounted
investments	8	-	-	8	6
Direct operating costs	(90)	(14)	(20)	(124)	(135)
Adjusted EBITDA(1)	312	64	(16)	360	357
Fixed earnings adjustment(2)	-	11	-	11	-
Interest expense - borrowings	(60)	(20)	(22)	(102)	(106)
Management service costs	-	-	(13)	(13)	(11)
Current income taxes	(6)	-	-	(6)	(8)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(10)	(10)	(10)
Participating non-controlling interests - in
operating subsidiaries	(25)	(17)	-	(42)	(35)
Funds from operations(1)	$221	$38	$(61)	$198	$187
Less: sustaining capital expenditures(3)				(14)	(14)
Adjusted funds from operations(1)				184	173
Add: sustaining capital expenditures				14	14
Add: cash portion of non-controlling interests				52	45
Less: fixed earnings adjustment				(11)	-
Other items:
Depreciation and amortization				(129)	(137)
Unrealized financial instruments (loss) gain				(4)	3
Share of non-cash loss from equity-
accounted investments				(6)	(4)
Deferred income tax expense				(17)	(10)
Other				(11)	(6)
Net income				$72	$78
Adjustments for non-cash items				153	146
Dividends received from equity accounted
investments				12	3
Changes in due to or from related parties				(34)	(11)
Net change in working capital balances				(23)	2
Cash flows from operating activities				$180	$218

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

(3)       Based on long-term capital expenditure plans.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

FINANCIAL REVIEW BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and provides a reconciliation to net income and cash flows from operating activities for the six months ended June 30:

			Co-generation
(MILLIONS)	Hydroelectric	Wind	and Other	2014	2013
Revenues	$785	$146	$23	$954	$921
Other income	5	-	-	5	4
Share of cash earnings from equity-accounted
investments	15	-	-	15	12
Direct operating costs	(180)	(29)	(45)	(254)	(261)
Adjusted EBITDA(1)	625	117	(22)	720	676
Fixed earnings adjustment(2)	-	11	-	11	-
Interest expense - borrowings	(120)	(40)	(43)	(203)	(208)
Management service costs	-	-	(24)	(24)	(23)
Current income taxes	(14)	-	-	(14)	(11)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(19)	(19)	(17)
Participating non-controlling interests - in
operating subsidiaries	(64)	(24)	-	(88)	(68)
Funds from operations(1)	$427	$64	$(108)	$383	$349
Less: sustaining capital expenditures(3)				(28)	(28)
Adjusted funds from operations(1)				355	321
Add: sustaining capital expenditures				28	28
Add: cash portion of non-controlling interests				107	85
Less: fixed earnings adjustment				(11)	-
Other items:
Depreciation and amortization				(255)	(265)
Unrealized financial instruments (loss) gain				(4)	19
Share of non-cash loss from equity-
accounted investments				(12)	(6)
Deferred income tax expense				(19)	(11)
Other				8	(8)
Net income				$197	$163
Adjustments for non-cash items				272	253
Dividends received from equity accounted
investments				18	6
Changes in due to or from related parties				6	(10)
Net change in working capital balances				(41)	8
Cash flows from operating activities				$452	$420

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

(3)       Based on long-term capital expenditure plans.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

cautionary statement regarding forward-looking statements

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the risk that we may be deemed an “investment company” under the Investment Company Act; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; our operations are highly regulated and exposed to increased regulation which could result in additional costs; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations could be affected by local communities; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; risks relating to our reliance on computerized business systems; general industry risks relating to operating in the North American, Brazilian and European power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; risks related to the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; and the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any date subsequent to August 6, 2014, the date of this Interim Report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to adjusted EBITDA, funds from operations and adjusted funds from operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of adjusted EBITDA, funds from operations and adjusted funds from operations used by other entities. We believe that adjusted EBITDA, funds from operations and adjusted funds from operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither adjusted EBITDA, funds from operations nor adjusted funds from operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of adjusted EBITDA, funds from operations and adjusted funds from operations to net income (loss) and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of adjusted EBITDA and funds from operations to net income in Note 14 - Segmented information in our interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		Jun 30	Dec 31
(MILLIONS)	Notes	2014	2013
Assets
Current assets
Cash and cash equivalents		$225	$203
Restricted cash		172	169
Trade receivables and other current assets		263	184
Financial instrument assets	4	7	2
Due from related parties		52	48
		719	606
Financial instrument assets	4	5	15
Equity-accounted investments	6	542	290
Property, plant and equipment, at fair value	7	16,991	15,741
Deferred income tax assets	10	150	117
Other long-term assets		122	210
		$18,529	$16,979
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	$269	$209
Financial instrument liabilities	4	133	64
Due to related parties		80	110
Current portion of long-term debt	9	486	517
		968	900
Financial instrument liabilities	4	15	9
Long-term debt and credit facilities	9	6,566	6,106
Deferred income tax liabilities	10	2,372	2,265
Other long-term liabilities		105	163
		10,026	9,443
Equity
Non-controlling interests
Preferred equity	11	793	796
Participating non-controlling interests - in
operating subsidiaries	11	2,011	1,303
General partnership interest in a holding subsidiary
held by Brookfield	11	55	54
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	11	2,681	2,657
Limited partners' equity	12	2,963	2,726
		8,503	7,536
		$18,529	$16,979

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED	Notes	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)		2014	2013	2014	2013
Revenues	5	$474	$484	$954	$921
Other income		2	2	5	4
Direct operating costs		(124)	(135)	(254)	(261)
Management service costs	5	(13)	(11)	(24)	(23)
Interest expense – borrowings	9	(102)	(106)	(203)	(208)
Share of earnings from equity-accounted
investments	6	2	2	3	6
Unrealized financial instruments (loss) gain	4	(4)	3	(4)	19
Depreciation	7	(129)	(137)	(255)	(265)
Other	3	(11)	(6)	8	(8)
Income before income taxes		95	96	230	185
Income tax expense
Current	10	(6)	(8)	(14)	(11)
Deferred	10	(17)	(10)	(19)	(11)
		(23)	(18)	(33)	(22)
Net income		$72	$78	$197	$163
Net income attributable to:
Non-controlling interests
Preferred equity	11	$10	$10	$19	$17
Participating non-controlling interests - in
operating subsidiaries	11	21	24	61	40
General partnership interest in a holding
subsidiary held by Brookfield	11	-	-	1	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	11	20	22	57	52
Limited partners' equity	12	21	22	59	53
		$72	$78	$197	$163
Basic and diluted earnings per LP Unit		$0.15	$0.17	$0.44	$0.40

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED	Three months ended Jun 30			Six months ended Jun 30
(MILLIONS)	Notes	2014	2013	2014	2013
Net income		$72	$78	$197	$163
Other comprehensive income (loss) that may be
reclassified to net income
Financial instruments designated as cash-flow
hedges
(Losses) gains arising during the period	4	(17)	53	(53)	50
Reclassification adjustments for amounts
recognized in net income	4	-	1	8	4
Foreign currency translation		117	(308)	103	(347)
Deferred income taxes on above items		5	(12)	10	(12)
Other comprehensive income (loss)		105	(266)	68	(305)
Comprehensive income (loss)		$177	$(188)	$265	$(142)
Comprehensive income attributable to:
Non-controlling interests
Preferred equity	11	$36	$(19)	$15	$(28)
Participating non-controlling interests - in
operating subsidiaries	11	27	10	67	28
General partnership interest in a holding subsidiary
held by Brookfield	11	1	(1)	2	(1)
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	11	55	(88)	89	(70)
Limited partners' equity	12	58	(90)	92	(71)
		$177	$(188)	$265	$(142)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
THREE MONTHS ENDED JUNE 30	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
UNAUDITED	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at March 31, 2013	$(231)	$113	$3,271	$(11)	$(25)	$3,117	$659	$1,027	$62	$3,041	$7,906
Net income	22	-	-	-	-	22	10	24	-	22	78
Other comprehensive income (loss)	-	(128)	-	-	16	(112)	(29)	(14)	(1)	(110)	(266)
Preferred shares issued	-	-	-	-	-	-	174	-	-	-	174
Distributions or dividends declared	(48)	-	-	-	-	(48)	(10)	(18)	(1)	(47)	(124)
Distribution reinvestment plan	1	-	-	-	-	1	-	-	-	-	1
Other	(2)	-	-	-	-	(2)	-	-	(1)	(2)	(5)
Change in period	(27)	(128)	-	-	16	(139)	145	(8)	(3)	(137)	(142)
Balance, as at June 30, 2013	$(258)	$(15)	$3,271	$(11)	$(9)	$2,978	$804	$1,019	$59	$2,904	$7,764

Balance, as at March 31, 2014	$(348)	$(78)	$3,158	$(7)	$(16)	$2,709	$766	$1,571	$54	$2,641	$7,741
Net income	21	-	-	-	-	21	10	21	-	20	72
Other comprehensive income (loss)	-	41	-	-	(4)	37	26	6	1	35	105
LP Units issued (Note 11)
Net proceeds	285	-	-	-	-	285	-	-	-	-	285
Adjustment	(38)	-	-	-	-	(38)	-	-	1	37	-
Acquisitions (Note 3)	-	-	-	-	-	-	-	449	-	-	449
Distributions or dividends declared	(53)	-	-	-	-	(53)	(10)	(35)	(1)	(51)	(150)
Distribution reinvestment plan	2	-	-	-	-	2	-	-	-	-	2
Other	-	-	-	-	-	-	1	(1)	-	(1)	(1)
Change in period	217	41	-	-	(4)	254	27	440	1	40	762
Balance, as at June 30, 2014	$(131)	$(37)	$3,158	$(7)	$(20)	$2,963	$793	$2,011	$55	$2,681	$8,503

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
SIX MONTHS ENDED JUNE 30	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
UNAUDITED	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2012	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808
Net income	53	-	-	-	-	53	17	40	1	52	163
Other comprehensive income (loss)	-	(140)	-	-	16	(124)	(45)	(12)	(2)	(122)	(305)
Preferred shares issued	-	-	-	-	-	-	349	-	-	-	349
Acquisitions	14	-	(14)	-	-	-	-	-	-	-	-
Distributions or dividends declared	(96)	-	-	-	-	(96)	(17)	(80)	(2)	(94)	(289)
Distribution reinvestment plan	1	-	-	-	-	1	-	-	-	-	1
Other	(3)	-	-	-	-	(3)	-	43	(1)	(2)	37
Change in period	(31)	(140)	(14)	-	16	(169)	304	(9)	(4)	(166)	(44)
Balance, as at June 30, 2013	$(258)	$(15)	$3,271	$(11)	$(9)	$2,978	$804	$1,019	$59	$2,904	$7,764

Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536
Net income	59	-	-	-	-	59	19	61	1	57	197
Other comprehensive income (loss)	-	46	-	-	(13)	33	(4)	6	1	32	68
LP Unit issued (Note 11)
Net proceeds	285	-	-	-	-	285	-	-	-	-	285
Adjustment	(38)	-	-	-	-	(38)	-	-	1	37	-
Acquisitions (Note 3)	2	-	(2)	-	-	-	-	694	-	-	694
Distributions or dividends declared	(104)	-	-	-	-	(104)	(19)	(52)	(3)	(101)	(279)
Distribution reinvestment plan	2	-	-	-	-	2	-	-	-	-	2
Other	-	-	-	-	-	-	1	(1)	1	(1)	-
Change in period	206	46	(2)	-	(13)	237	(3)	708	1	24	967
Balance, as at June 30, 2014	$(131)	$(37)	$3,158	$(7)	$(20)	$2,963	$793	$2,011	$55	$2,681	$8,503

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	Three months ended		Six months ended
UNAUDITED		Jun 30		Jun 30
(MILLIONS)		2014	2013	2014	2013
Operating activities
Net income		$72	$78	$197	$163
Adjustments for the following non-cash items:
Depreciation	7	129	137	255	265
Unrealized financial instrument gain (loss)	4	4	(3)	4	(19)
Share of earnings from equity accounted investments	6	(2)	(2)	(3)	(6)
Deferred income tax expense	10	17	10	19	11
Other non-cash items		5	4	(3)	2
Dividends received from equity-accounted investments	6	12	3	18	6
Changes in due to or from related parties		(34)	(11)	6	(10)
Net change in working capital balances		(23)	2	(41)	8
		180	218	452	420
Financing activities
Long-term debt - borrowings	9	125	34	706	1,146
Long-term debt - repayments	9	(238)	(207)	(534)	(1,214)
Capital provided by participating non-controlling interests -
in operating subsidiaries	3,11	449	-	694	41
Issuance of preferred shares	11	-	168	-	337
Issuance of LP Units	12	285	-	285	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries and preferred equity	11	(45)	(25)	(71)	(94)
To unitholders of Brookfield Renewable or BRELP	12	(103)	(96)	(267)	(187)
		473	(126)	813	29
Investing activities
Acquisitions	3	(688)	(15)	(1,228)	(243)
Investment in:
Sustaining capital expenditures		(16)	(13)	(27)	(21)
Development and construction of renewable power
generating assets		(6)	(53)	(17)	(80)
Investment tax credits related to renewable power generating assets		12	-	12	-
Restricted cash and other		40	(1)	14	(5)
		(658)	(82)	(1,246)	(349)
Foreign exchange gain (loss) on cash		3	(6)	3	(6)
Cash and cash equivalents
(Decrease) increase		(2)	4	22	94
Balance, beginning of period		227	227	203	137
Balance, end of period		$225	$231	$225	$231
Supplemental cash flow information:
Interest paid		$146	$158	$197	$197
Interest received		2	2	5	4
Income taxes paid		8	5	22	19

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in the United States, Canada, Brazil and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”).

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2013.

Certain information and footnote disclosure normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2013 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, Brookfield Renewable Partners Limited, on August 6, 2014.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(c) New interpretation adopted by Brookfield Renewable

IFRIC 21, Levies  was adopted and applied by Brookfield Renewable on  January 1, 2014, which had no material impact on the interim consolidated financial statements. Please see Note 2 (q) - Future changes in accounting policies in our December 31, 2013 audited consolidated financial statements.

(d) Future changes

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 was issued by IASB on May 28, 2014. IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

Please refer to the December 31, 2013 audited consolidated financial statements for other future changes to IFRS with potential impact on Brookfield Renewable.

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the respective dates of acquisition.

Maine Hydroelectric Generation Facilities

In January 2014, Brookfield Renewable acquired a 70 MW hydroelectric portfolio of generation facilities that are expected to generate approximately 400 GWh annually (“Maine Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest in the portfolio. Total cash consideration was $244 million. The acquisition costs of $2 million were expensed as incurred.

California Hydroelectric Generation Facility

In February 2014, Brookfield Renewable acquired the remaining 50% interest in a 30 MW hydroelectric generation facility in California. The total cash consideration was $11 million (the “California Hydro Step Acquisition”). The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 22% controlling interest in the facility.

Pennsylvania Hydroelectric Generation Facility

In March 2014, Brookfield Renewable acquired a 33% economic and 50% voting interest in a 417 MW hydroelectric generation facility in Pennsylvania (“Pennsylvania Hydro”) which is expected to generate approximately 1,100 GWh annually. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total cash consideration was $295 million.  Brookfield Renewable has accounted for its acquired 33% economic interest using the equity method. The acquisition costs of $1 million were expensed as incurred.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

Ireland Wind Portfolio

In June 2014, Brookfield Renewable acquired the wind portfolio of Bord Gáis Energy comprising 326 MW of operating wind capacity across 17 wind projects in  Ireland. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €516 million ($707 million) included €521 million ($713 million) in cash reduced for post-closing working capital adjustments and a deferred consideration amount. The acquisition costs of $6 million were expensed as incurred.

Voting Agreements

In January 2014 and March 2014, Brookfield Renewable entered into voting agreements with subsidiaries of Brookfield Asset Management whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”), in which Brookfield Renewable holds its investments in the Maine Hydro, Pennsylvania Hydro and the Irish wind portfolio with institutional investors, agreed to assign to Brookfield Renewable their voting rights to appoint the directors of the BIF II Entities.

Preliminary price allocations, at fair values, with respect to the acquisitions were as follows:

(MILLIONS)	Maine	Pennsylvania	Ireland
Cash and cash equivalents	$7	$-	$35
Restricted cash	-	-	12
Trade receivables and other current assets	13	6	10
Equity-accounted investments	-	301	-
Property, plant and equipment, at fair value	220	-	1,061
Other long-term assets	6	-	-
Current liabilities	(1)	-	(72)
Long-term debt	-	-	(232)
Other long-term liabilities	(1)	(12)	(107)
Net assets acquired	$244	$295	$707

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

4.  risk management and financial instruments

Risk management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2013 audited consolidated financial statements.

Financial instruments disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions,

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Jun 30, 2014				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2013
Assets measured at fair value:
Cash and cash equivalents	$225	$-	$-	$225	$203
Restricted cash	172	-	-	172	169
Financial instrument assets
Energy derivative contracts	-	2	-	2	-
Interest rate swaps	-	5	-	5	17
Foreign exchange swaps	-	5	-	5	-
Property, plant and equipment(1)	-	-	16,991	16,991	15,741
Liabilities measured at fair value:
Financial instrument liabilities
Energy derivative contracts	-	-	-	-	(3)
Interest rate swaps	-	(138)	-	(138)	(70)
Foreign exchange swaps	-	(10)	-	(10)	-
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(7,849)	-	(7,849)	(7,128)
Total	$397	$(7,985)	$16,991	$9,403	$8,929

(1)       Refer to Note 7 - Property, plant and equipment, at fair value for further information.

There were no transfers between levels during the six months ended June 30, 2014.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Jun 30, 2014			Dec 31, 2013
(MILLIONS)	Assets	Liabilities	Net Liabilities	Net Liabilities
Energy derivative contracts	$2	$-	$(2)	$3
Interest rate swaps	5	138	133	53
Foreign exchange swaps	5	10	5	-
Total	12	148	136	56
Less: current portion	7	133	126	62
Long-term portion	$5	$15	$10	$(6)

Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize the price of gas purchases or eliminate the price risk on the sale of certain future power generation.  Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

The following table reflects the unrealized gains (losses) included in the consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2014	2013	2014	2013
Energy derivative contracts	$-	$1	$-	$10
Interest rate swaps	1	2	1	9
Foreign exchange swaps	(5)	-	(5)	-
	$(4)	$3	$(4)	$19

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

The following table reflects the unrealized gains (losses) included in the consolidated statements of comprehensive income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2014	2013	2014	2013
Energy derivative contracts	$4	$-	$(1)	$-
Interest rate swaps(1)	(23)	53	(54)	50
Foreign exchange swaps	2	-	2	-
	$(17)	$53	$(53)	$50

(1)       Included in the three and six months ended June 30, 2013 are unrealized gains of $2 million relating to equity-accounted investments.

The following table reflects the reclassification adjustments recognized in net income in the consolidated statements of comprehensive income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2014	2013	2014	2013
Energy derivative contracts	$(1)	$-	$6	$-
Interest rate swaps	1	1	2	4
	$-	$1	$8	$4

5.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

The following table reflects the related party agreements and transactions on the consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2014	2013	2014	2013
Revenues
Purchase and revenue support agreements	$146	$134	$181	$237
Wind levelization agreement	2	1	3	2
	$148	$135	$184	$239
Direct operating costs
Energy purchases	$(1)	$(8)	$(7)	$(18)
Energy marketing fee	(5)	(5)	(10)	(10)
Insurance services	(7)	(7)	(14)	(13)
	$(13)	$(20)	$(31)	$(41)
Management service costs	$(13)	$(11)	$(24)	$(23)

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

6. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

	Three months ended	Six months ended	Year ended
(MILLIONS)	Jun 30, 2014	Jun 30, 2014	Dec 31, 2013
Balance, beginning of period	$549	$290	$344
Acquisitions (see Note 3):
California Hydro Step Acquisition	-	(39)	-
Pennsylvania Hydro	-	301	-
Canada hydroelectric step acquisition	-	-	(19)
Revaluation recognized through OCI	-	-	(15)
Share of OCI	-	-	1
Share of net income	2	3	9
Dividends declared	(12)	(15)	(18)
Foreign exchange gain (loss)	3	3	(12)
Other	-	(1)	-
Balance, end of period	$542	$542	$290

The following table summarizes certain financial information of equity-accounted investments:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2014	2013	2014	2013
Revenue	$24	$26	$65	$59
Net income	5	5	6	12
Share of net income (loss)
Cash earnings	8	6	15	12
Non-cash loss	(6)	(4)	(12)	(6)

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

7.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

				Co-
(MILLIONS)	Hydroelectric	Wind energy	CWIP	generation	Total
As at December 31, 2013	$12,806	$2,448	$441	$46	$15,741
Foreign exchange	105	(6)	-	-	99
Additions(1)	296	1,061	49	-	1,406
Transfers	280	(1)	(279)	-	-
Depreciation(2)	(186)	(67)	-	(2)	(255)
As at June 30, 2014	$13,301	$3,435	$211	$44	$16,991

(1)       Includes acquisitions of $1,363 million (2013: $1,378).

(2)       Assets not subject to depreciation include construction work in process (“CWIP”) and land.

8.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Jun 30	Dec 31
(MILLIONS)	2014	2013
Operating accrued liabilities	$86	$101
Interest payable on corporate and subsidiary borrowings	48	49
Accounts payable	90	11
LP Unitholders’ distribution(1) and preferred dividends payable	20	40
Other	25	8
	$269	$209

(1)       Includes amounts payable to external LP Unitholders. Amounts payable to Brookfield Asset Management are included in due to related parties.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

9.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Jun 30, 2014			Dec 31, 2013
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (CDN$200)	5.3	4.4	$187	5.3	4.8	$188
Series 4 (CDN$150)	5.8	22.4	141	5.8	22.9	141
Series 6 (CDN$300)	6.1	2.4	281	6.1	2.9	282
Series 7 (CDN$450)	5.1	6.3	422	5.1	6.8	424
Series 8 (CDN$400)	4.8	7.6	375	4.8	8.1	377
	5.3	7.2	$1,406	5.3	7.7	$1,412
Subsidiary borrowings
United States	5.9	9.7	$2,939	6.0	9.7	$2,826
Canada	5.7	14.3	1,980	5.8	15.2	1,877
Brazil	7.4	10.7	239	7.4	11.1	238
Europe	4.4	12.5	232	-	-	-
	5.8	11.5	$5,390	6.0	11.8	$4,941
Credit facilities	1.5	3.3	$298	1.4	3.8	$311
Total debt			$7,094			$6,664
Add: Unamortized premiums(1)			11			11
Less: Unamortized financing fees(1)			(53)			(52)
Less: Current portion			(486)			(517)
			$6,566			$6,106

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable (Note 13  - Subsidiary public issuers).  The finance subsidiary may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in the United States and Canada consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of TJLP, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

In January 2014, the $279 million bridge loan associated with a 360 MW operating hydroelectric portfolio located in New England was refinanced to 2017 at LIBOR plus 2.25%.

In February 2014, as part of the Maine Hydro acquisition, $140 million of financing was obtained through a bond issuance with a 5.5% interest rate maturing in 2024.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

In March 2014, Brookfield Renewable up-financed indebtedness associated with a 349 MW Ontario hydroelectric portfolio through the issuance of C$90 million of senior and C$60 million of subordinate bonds with interest rates of 3.8% and 5.0%, respectively, maturing in June 2023.

In June 2014, Brookfield Renewable refinanced a $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England through the issuance of 8-year notes maturing in January 2022 at a fixed rate of 4.59%.

As part of the acquisition of the 326 MW Irish wind portfolio, Brookfield Renewable assumed a €169 million ($232 million) loan with a fixed interest rate of 4.4%, including the related interest rate swaps, maturing in December 2026.

The maturity of the $250 million credit facility associated with a hydroelectric portfolio in the southeastern United States was extended by six months to November 2014 and the process to secure long term financing in the normal course commenced.

Cash received from borrowings net of repayments was $185 million during the six months ended June 30, 2014.

Credit facilities

Brookfield Renewable and its subsidiaries issue letters of credit from its credit facilities for general corporate purposes, which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

	Jun 30	Dec 31
(MILLIONS)	2014	2013
Available revolving credit facilities	$1,480	$1,480
Drawings(1)	(298)	(311)
Issued letters of credit	(238)	(212)
Unutilized revolving credit facilities	$944	$957

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.25% (December 31, 2013: 1.25%).

Net repayments of $13  million were made during the six months ended June 30, 2014.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

10.  Income taxes

Brookfield Renewable’s effective income tax rate was 14.3% for the six months ended June 30, 2014 (2013: 11.9%). The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests income not subject to tax.

11. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

	Jun 30	Dec 31
(MILLIONS)	2014	2013
Preferred equity	$793	$796
Participating non-controlling interests - in operating subsidiaries	2,011	1,303
General partnership interest in a holding subsidiary held by Brookfield	55	54
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,681	2,657
Total	$5,540	$4,810

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the six months
	Shares	dividend	redemption	ended June 30		Jun 30	Dec 31
(MILLIONS)	outstanding	rate	date	2014	2013	2014	2013
Series 1	10	5.25%	Apr 30, 2015	$6	$7	$234	$234
Series 3	10	4.40%	Jul 31, 2019	5	5	233	234
Series 5	7	5.00%	Apr 30, 2018	4	4	163	164
Series 6	7	5.00%	Jul 31, 2018	4	1	163	164
	34			$19	$17	$793	$796

As at June 30, 2014, none of the issued Class A Preference Shares have been redeemed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield
	Infrastructure	Infrastructure	The Catalyst	Brascan
(MILLIONS)	Fund	Fund	Group	Energetica	Other	Total
As at December 31, 2012	$806	$-	$123	$58	$41	$1,028
Net income	21	1	18	1	-	41
OCI	133	(2)	(26)	(10)	4	99
Acquisitions	51	214	-	-	-	265
Distributions	(119)	-	-	(3)	-	(122)
Other	(1)	(6)	1	-	(2)	(8)
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	28	19	14	-	-	61
OCI	(5)	8	-	3	-	6
Acquisitions (Note 3)	-	694	-	-	-	694
Distributions	(21)	(17)	(12)	(2)	-	(52)
Other	-	-	-	-	(1)	(1)
As at June 30, 2014	$893	$911	$118	$47	$42	$2,011
Interests held by third parties	75-80%	50-60%	25%	20-30%	24-50%

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in Brookfield Renewable Energy L.P. (“BRELP”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable Partnership Units issued by BRELP. The Redeemable/Exchangeable Partnership Units are held 100% by Brookfield Asset Management, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable Partnership Units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable Partnership Units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable Partnership Units are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. Both the LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable Partnership Units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

Issuance of LP Units

On June 10, 2014, Brookfield Renewable completed a bought deal LP Unit offering which included 10,250,000 LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million) (the “Offering”).  Brookfield Renewable incurred C$13 million ($12 million) for transaction costs associated with the Offering. Proceeds from the Offering were used to purchase additional limited partnership units of BRELP. The excess of the consideration paid over the carrying value of the additional limited partnership units of BRELP purchased by Brookfield Renewable resulted in adjustments to the General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield of $1 million and $37 million, respectively. BRELP ultimately used the net proceeds to repay outstanding indebtedness and for general corporate purposes.

As at June 30, 2014, General Partnership Units and Redeemable/Exchangeable Partnership Units outstanding were 2,651,506 (December 31, 2013: 2,651,506) and 129,658,623 (December 31, 2013: 129,658,623), respectively.

Distributions

For the three and six months ended June 30, 2014, BRELP declared $1 million and $2 million, respectively in distributions on the general partnership interest (2013: $1 million and $2 million, respectively) and an incentive distribution of $nil and $1 million, respectively (2013: $nil). For the three and six months ended June 30, 2014, BRELP declared distributions on the Redeemable/Exchangeable Partnership Units held by Brookfield of $51 million and $101 million, respectively (2013: $47 million and $94 million, respectively).

12. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at June 30, 2014, LP Units outstanding were 143,304,151 (December 31, 2013: 132,984,913) including 40,026,986 (December 31, 2013: 40,026,986) held by Brookfield Asset Management. General partnership interests represent 0.01% of Brookfield Renewable.

During the three and six months ended June 30, 2014, 23,779 and 69,238 LP Units, respectively (2013: 18,250 and 35,953 LP Units, respectively) were issued under the distribution reinvestment plan.

As a result of the Offering (Note 11), Brookfield Asset Management’s direct and indirect interest of  169,685,609 LP Units and Redeemable/Exchangeable partnership units, now represents  approximately 62%  of Brookfield Renewable on a fully-exchanged basis.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three and six months ended June 30, 2014, Brookfield Renewable declared distributions on its LP Units of $53 million and $104 million or $0.3875 per LP Unit and $0.775 per LP Unit, respectively (2013: $48 million and $96 million or $0.3625 per LP Unit and $0.725 per LP Unit, respectively).

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

The composition of the distribution is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2014	2013	2014	2013
Brookfield Asset Management	$16	$15	$31	$29
External LP Unitholders	37	33	73	67
	$53	$48	$104	$96

In February 2014, unitholder distributions were increased to $1.55 per unit on an annualized basis, an increase of ten cents per unit, and took effect with the distribution paid in March 2014.

13.  subsidiary public issuers

See Note 9 – Long-term debt and credit facilities for additional details regarding corporate notes. See Note 11 – Non-controlling interests for additional details regarding Class A Preference Shares.

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Brookfield Renewable Energy Partners ULC (“BREP Finance”):

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at June 30, 2014:
Current assets	$21	$-	$1,423	$721	$(1,446)	$719
Long-term assets	2,963	781	-	17,803	(3,737)	17,810
Current liabilities	21	10	17	2,349	(1,429)	968
Long-term liabilities	-	-	1,400	8,432	(774)	9,058
Preferred equity	-	793	-	-	-	793
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,011	-	2,011
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,681	-	2,681
As at December 31, 2013:
Current assets	$48	$-	$1,429	$612	$(1,483)	$606
Long-term assets	2,728	785	-	16,365	(3,505)	16,373
Current liabilities	50	10	17	2,258	(1,435)	900
Long-term liabilities	-	-	1,406	7,914	(777)	8,543
Preferred equity	-	796	-	-	-	796
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,303	-	1,303
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,657	-	2,657

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the three months ended Jun 30, 2014
Revenues	$-	$-	$-	$474	$-	$474
Net income (loss)	21	-	-	72	(21)	72
For the three months ended Jun 30, 2013
Revenues	$-	$-	$-	$484	$-	$484
Net income (loss)	22	-	-	78	(22)	78
For the six months ended Jun 30, 2014
Revenues	$-	$-	$-	$954	$-	$954
Net income (loss)	59	-	-	197	(59)	197
For the six months ended Jun 30, 2013
Revenues	$-	$-	$-	$921	$-	$921
Net income (loss)	53	-	1	162	(53)	163

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

14.  segmented information

Brookfield Renewable operates renewable power assets, which include conventional hydroelectric generating assets located in the United States, Canada and Brazil, and wind farms located in the United States, Canada and Europe. Brookfield Renewable also operates two co-generation (“Co-gen”) facilities. Management evaluates the business based on the type of power generation (Hydroelectric, Wind and Co-gen). Hydroelectric and wind are further evaluated by geography (United States, Canada, Brazil and Europe). The “Other” segment includes CWIP and corporate.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by management in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 of the December 31, 2013 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, adjusted EBITDA, and funds from operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds from operations is defined as adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the three and six months ended June 30, 2014, funds from operations include the earnings received from the wind portfolio Brookfield Renewable acquired in Ireland, reflecting its economic interest from January 1, 2014 to June 30, 2014. This amount represents an acquisition price adjustment under IFRS 3, Business combinations (see note 3) but is included in funds from operations for purposes of reporting operating results to Brookfield Renewable’s chief operating decision maker.

Transactions between the reportable segments occur at fair value.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

	Hydroelectric			Wind energy			Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
For the three months ended
June 30, 2014:
Revenues	$218	$107	$67	$49	$29	$-	$4	$-	$474
Adjusted EBITDA	169	92	51	39	25	-	1	(17)	360
Interest expense - borrowings	(37)	(18)	(5)	(10)	(10)	-	-	(22)	(102)
Funds from operations prior to
non-controlling interests	130	74	42	29	15	11	1	(52)	250
Cash portion of non-controlling
interests	(22)	-	(3)	(17)	-	-	-	(10)	(52)
Funds from operations	108	74	39	12	15	11	1	(62)	198
Depreciation	(35)	(22)	(38)	(13)	(20)	-	(1)	-	(129)
For the three months ended
June 30, 2013:
Revenues	$201	$107	$79	$50	$34	$-	$13	$-	$484
Adjusted EBITDA	153	89	58	39	29	-	3	(14)	357
Interest expense - borrowings	(38)	(17)	(6)	(10)	(10)	-	-	(25)	(106)
Funds from operations prior to
non-controlling interests	112	72	47	29	19	-	3	(50)	232
Cash portion of non-controlling
interests	(16)	-	(5)	(14)	-	-	-	(10)	(45)
Funds from operations	96	72	42	15	19	-	3	(60)	187
Depreciation	(35)	(23)	(41)	(16)	(19)	-	(3)	-	(137)

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

	Hydroelectric			Wind energy			Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
For the six months ended
June 30, 2014:
Revenues	$424	$205	$156	$78	$68	$-	$23	$-	$954
Adjusted EBITDA	327	174	124	56	61	-	12	(34)	720
Interest expense - borrowings	(76)	(34)	(10)	(20)	(20)	-	-	(43)	(203)
Funds from operations prior to
non-controlling interests	247	140	104	36	41	11	12	(101)	490
Cash portion of non-controlling
interests	(57)	-	(7)	(24)	-	-	-	(19)	(107)
Funds from operations	190	140	97	12	41	11	12	(120)	383
Depreciation	(72)	(42)	(72)	(31)	(36)	-	(2)	-	(255)
For the six months ended
June 30, 2013:
Revenues	$386	$201	$154	$73	$74	$-	$33	$-	$921
Adjusted EBITDA	296	167	113	53	64	-	11	(28)	676
Interest expense - borrowings	(73)	(33)	(13)	(18)	(24)	-	-	(47)	(208)
Funds from operations prior to
non-controlling interests	220	134	91	35	40	-	11	(97)	434
Cash portion of non-controlling
interests	(42)	-	(7)	(19)	-	-	-	(17)	(85)
Funds from operations	178	134	84	16	40	-	11	(114)	349
Depreciation	(67)	(44)	(81)	(29)	(38)	-	(6)	-	(265)

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

The following table reconciles adjusted EBITDA and funds from operations, presented in the above tables, to net income as presented in the interim consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2014	2013	2014	2013
Revenues	$474	$484	$954	$921
Other income	2	2	5	4
Share of cash earnings from equity-accounted investments	8	6	15	12
Direct operating costs	(124)	(135)	(254)	(261)
Adjusted EBITDA	360	357	720	676
Fixed earnings adjustment(1)	11	-	11	-
Interest expense - borrowings	(102)	(106)	(203)	(208)
Management service costs	(13)	(11)	(24)	(23)
Current income tax expense	(6)	(8)	(14)	(11)
Funds from operations prior to non-controlling interests	250	232	490	434
Less: cash portion of non-controlling interests
Preferred equity	(10)	(10)	(19)	(17)
Participating non-controlling interests - in operating
subsidiaries	(42)	(35)	(88)	(68)
Funds from operations	198	187	383	349
Add: cash portion of non-controlling interests	52	45	107	85
Less: fixed earnings adjustment	(11)	-	(11)	-
Depreciation	(129)	(137)	(255)	(265)
Unrealized financial instruments (loss) gain	(4)	3	(4)	19
Share of non-cash loss from equity-accounted investments	(6)	(4)	(12)	(6)
Deferred income tax expense	(17)	(10)	(19)	(11)
Other	(11)	(6)	8	(8)
Net income	$72	$78	$197	$163

(1)            The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric			Wind energy			Co-gen	Other(1)	Total

(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
As at June 30, 2014:
Property, plant and
equipment, at fair value	$5,997	$5,043	$2,261	$1,166	$1,208	$1,061	$44	$211	$16,991
Total assets	6,737	5,150	2,498	1,275	1,235	1,171	46	417	18,529
Total borrowings	2,283	1,267	239	634	699	232	-	1,698	7,052
Total liabilities	3,485	2,259	343	716	934	429	-	1,860	10,026
For the six months ended
June 30, 2014:
Additions to property, plant
and equipment	296	-	-	-	-	1,061	-	49	1,406
As at December 31, 2013:
Property, plant and
equipment, at fair value	$5,771	$4,830	$2,205	$1,198	$1,250	$-	$46	$441	$15,741
Total assets	6,246	4,998	2,484	1,282	1,297	-	62	610	16,979
Total borrowings	2,157	1,143	238	647	721	-	-	1,717	6,623
Total liabilities	3,328	2,144	398	720	995	-	4	1,854	9,443
For the year ended
December 31, 2013:
Additions to property, plant
and equipment	715	206	-	430	-	-	-	255	1,606

(1)            Includes CWIP and corporate.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

15.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2054.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Guarantees

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Long-term debt and credit facilities. As at June 30, 2014, letters of credit issued by subsidiaries of Brookfield Renewable amounted to $104 million.

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        June 30, 2014

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

www.brookfieldrenewable.com

Officers of Brookfield Renewable Energy Partners L.P.’s Service Provider, BRP Energy Group L.P.

Harry Goldgut

Chairman of BRE Group

Richard Legault

President and Chief Executive Officer

Sachin Shah

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Energy Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

TSX:    BEP.UN (LP Units)

NYSE: BEP (LP Units)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com  for more information. The 2013 Annual Report and Form 20-F is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov  and  through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

TSX:

BEP.UN

NYSE:

BEP

www.brookfieldrenewable.com